

January 31, 2013

Via E-mail
Benjamin Leboe
Chief Financial Officer
Uranerz Energy Corporation
1701 East "E" Street, PO Box 50850
Casper, WY 82605-0850

      Re: **Uranerz Energy Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed March 14, 2012
                Correspondence dated January 14, 2013
                File No. 001-32974

Dear Mr. Leboe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Description of Business page 5

1.   We note your response to comment 1 from our letter dated December 14, 2012. Please forward to our engineer, as supplemental information and not as part of your filing, the contract with Cameco regarding your mineral processing, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files.

      If you wish to have this supplemental material returned, you should make a written request with the letter of transmittal and indicate whether you believe that you meet the criteria outlined in Rule 12b-4 of Regulation 12B. If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

2.   We note your response to comment 2 from our letter dated December 14, 2012. Please address the following with respect to the material that you have provided:

- Explain the basis for the total production tonnage listed in your cash flow statement. For example, tell us if this tonnage is from Nichols Ranch or from other properties. For each property discussed in your response, explain the status of the permitting and, as necessary, provide references to technical reports in regards to these tonnages.

- Explain how the recovery factor used in your cash flow statement was determined and compare this recovery factor to the mining and metallurgical test work you have performed. Please provide technical report references in your response.

- Please explain how you determined the uranium pricing used in your cash flow statement.   Tell us if you have performed an analysis using the 3-year average commodity price.

- Tell us how you determined your operating costs, providing references to your technical reports as necessary. Explain the effect of the Cameco processing agreement on your operating costs.

Item 8. Financial Statements and Supplementary Data, page 55

Notes to the Consolidated Financial Statements, page F-8

4. Construction in Progress, page F-11

3.   We considered your response to prior comment 5. To support your accounting to capitalize the costs reported as site, well field and mine development, please address the following issues.

- We note your response states that the capitalized costs represent the development of a mine for extraction and they are distinct from the exploration activities expensed. We also note that you are an exploration stage company as defined by Industry Guide 7 with no proven or probable reserves established. Please tell us how these activities qualified as activities in development stage in accordance with Industry Guide 7.

- Your response states that these capitalized costs were incurred after you had determined that the mine was technically and commercially viable. Please clarify for us how you considered your mine "technically and commercially viable" without the existence of reserves.

- You state that the costs were capitalized as they represent internally developed identifiable intangible and tangible assets with future economic benefits. Please provide us with your determination of the future economic benefits associated with the costs reported as site, well field and mine development when you do not have proven or probable mineral reserves established.

- We note your accounting policy for "capitalization of mine development costs that meet the definition of an asset commence once all operating mineralization is classified as proven and probable reserves..." Please tell us how you concluded that your accounting treatment is consistent with your policy when you do not have proven and probable reserves established.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining